Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated May 26, 2017

(To Prospectus dated April 25, 2017, as supplemented by the

Preliminary Prospectus Supplement dated May 26, 2017)

Registration Statement No. 333-216075

Asure Software, Inc.

1,900,000 Shares of Common Stock

Final Term Sheet

Issuer:	Asure Software, Inc. (the “Company”)

Security:	Common stock, par value $0.01

Size:	1,900,000 shares of common stock

Over-allotment Option:	285,000 additional shares of common stock

Trade Date:	May 26, 2017

Settlement date:	June 1, 2017

Common Stock Outstanding After the Offering:

12,056,355 shares of common stock, based upon 10,156,355 shares of common stock outstanding as of May 25, 2017. This number of shares excludes the following:

•                  890,649 shares of common stock issuable upon the exercise of stock options outstanding as of May 24, 2017 at a weighted average exercise price of $7.55 per share, including options to purchase 80,000 shares that are subject to stockholder approval at the Company’s 2017 Annual Meeting in connection with an amendment to the Company’s 2009 Equity Plan;

•                  223,763 shares of common stock available for future issuance as of May 24, 2017 under the Company’s 2009 Equity Plan, subject to stockholder approval at the Company’s 2017 Annual Meeting of an amendment to the Company’s 2009 Equity Plan; and

•                  225,000 shares of common stock available for future issuance as of May 24, 2017,

under the Company’s employee stock purchase plan, which is subject to stockholder approval.

Public Offering Price:	$13.50 per share

Underwriting Discounts and Commissions:	$0.7425 per share

Net Proceeds to the Company:	$23,839,250 (after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by the Company)

Listing:	The shares of common stock are listed on the Nasdaq Capital Market under the symbol “ASUR”

Sole Book-Running Manager:	Roth Capital Partners, LLC

The Company has filed a registration statement on Form S-3 (including a prospectus), which became effective on April 25, 2017, and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling toll-free at (800) 678-9147 or by sending a request via email to rothecm@roth.com.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017:

•                  on an actual basis;

•                  on a pro forma basis giving effect to the consummation of the acquisition of the equity interests of iSystems and Compass as if such acquisitions occurred on March 31, 2017, including the borrowings under our Restated Credit Agreement and the issuance of promissory notes in connection with such acquisitions; and

•                  on an as adjusted basis to reflect the sale of 1,900,000 shares of common stock in this offering at the public offering price of $13.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and the proposed use of the net proceeds, and assuming no exercise by the underwriters of their over-allotment option.

You should read this table along with our unaudited consolidated financial statements and related notes for the three months ended March 31, 2017 as well as the unaudited pro forma condensed combined financial information and other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2017
	Actual (unaudited)	Pro Forma (unaudited)	As Adjusted (unaudited)
	(in thousands, except share and per share amounts)
Cash and Cash Equivalents	$2,288	$4,708	$28,717
Long-Term Liabilities:
Deferred revenue	$611	$1,404	$1,404
Notes payable, net of debt issuance cost	28,165	71,165	71,165
Deferred tax liability	—	1,029	1,029
Other liabilities	157	259	259
Total long-term liabilities	$28,933	$73,857	$71,933

Stockholders’ Equity:
Preferred stock, $0.01 par value per share, 1,500,000 shares authorized, 0 shares issued and outstanding	—	—	—
Common stock, $0.01 par value per share, 11,000,000 shares authorized, 9,014,182 shares issued and 8,630,023 shares outstanding, 10,540,514 shares issued and 10,156,355 shares outstanding pro forma and 12,440,514 shares issued and 12,056,355 shares outstanding pro forma as adjusted	$90	$105	$124
Treasury stock at cost, 384,159 shares	(5,017)	$(5,017)	(5,017)
Additional paid-in-capital	296,042	314,027	338,017
Accumulated deficit	(272,934)	(272,934)	(272,934)
Accumulated other comprehensive income	(29)	(29)	(29)
Total Stockholders’ Equity	18,152	36,152	60,161
Total Capitalization	$46,317	$107,317	$131,326

The number of shares of common stock outstanding in the table above excludes:

•                  890,649 shares of common stock issuable upon the exercise of stock options outstanding as of May 24, 2017, at a weighted average exercise price of $7.55 per share, including options to purchase 80,000 shares that are subject to stockholder approval at our 2017 Annual Meeting in connection with an amendment to our 2009 Equity Plan to increase the number of shares authorized for issuance from 1,400,000 shares to 1,700,000 shares;

•                  223,763 shares of our common stock available for future issuance as of May 24, 2017 under our 2009 Equity Plan, subject to stockholder approval at our 2017 Annual Meeting of an amendment to our 2009 Equity Plan to increase the number of shares authorized for issuance from 1,400,000 shares to 1,700,000 shares; and

•                  225,000 shares of our common stock available for future issuance as of May 24, 2017 under our employee stock purchase plan, which is subject to stockholder approval at our 2017 Annual Meeting.

On April 25, 2017, we filed a certificate of amendment to our certificate of incorporation with the Secretary of State of the State of Delaware to increase the total number of our authorized shares of capital stock from 12,500,000 to 23,500,000 and our authorized shares of common stock from 11,000,000 to 22,000,000. Our stockholders approved the amendment pursuant to a solicitation of consents mailed on or about March 31, 2017.

DILUTION

If you purchase our common stock in this offering, you will experience immediate dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value (deficit) per share of our common stock immediately after this offering. We calculate net tangible book value (deficit) per share by subtracting total liabilities from our total tangible assets and dividing the difference by the number of shares of common stock outstanding.

Our net tangible book value (deficit) as of March 31, 2017 was approximately ($30,487,000), or $(3.53) per share of common stock. Our pro forma net tangible book value (deficit) as of March 31, 2017, which gives effect to (i) the borrowings under our Restated Credit Agreement; (ii) the issuance of promissory notes in connection with the Systems and Compass acquisitions; and (iii) the issuance of 1,526,332 shares of common stock in connection with the iSystems acquisition, was approximately ($68,706,000), or $(6.76) per share of common stock. After giving effect to the sale in this offering of 1,900,000 shares at a public offering price of $13.50 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value (deficit) as of March 31, 2017 would have been approximately $(44,696,750) million, or approximately $(3.71) per share. This represents an immediate increase in pro forma net tangible book value of approximately $3.06 per share to existing stockholders and an immediate dilution of approximately $17.21 per share to new investors. The following table illustrates the dilution to new investors on a per share basis, assuming the underwriters do not exercise their over-allotment option:

	As of March 31, 2017	Pro Forma(1)	Pro Forma as Adjusted
Public offering price per share			$13.50
Net tangible book value (deficit) per share as of March 31, 2017	$(3.53)	$(6.76)
Increase in pro forma net tangible book value (deficit) per share attributable to this offering		$3.06
Pro forma as adjusted net tangible book value (deficit) per share after giving effect to this offering			$(3.71)
Dilution in net tangible book value per share to new investors			$17.21

(1)                                 Calculated on a pro forma basis, giving effect to (i) the borrowings under our Restated Credit Agreement and (ii) the consummation of the iSystems and Compass acquisitions.

If the underwriters exercise in full their option to purchase 285,000 additional shares from us, the as adjusted net tangible book value per share after this offering would be $(3.33) per share, the increase in net tangible book value per share to existing stockholders would be $3.44 per share and the dilution to new investors purchasing shares in this offering would be $16.83 per share.

The above discussion and table excludes:

•                  890,649 shares of common stock issuable upon the exercise of stock options outstanding as of May 24, 2017, at a weighted average exercise price of $7.55 per share, including options to purchase 80,000 shares that are subject to stockholder approval at our 2017 Annual Meeting in connection with an amendment to our 2009 Equity Plan to increase the number of shares authorized for issuance from 1,400,000 shares to 1,700,000 shares;

•                  223,763 shares of our common stock available for future issuance as of May 24, 2017 under our 2009 Equity Plan, subject to stockholder approval at our 2017 Annual Meeting of an amendment to our 2009 Equity Plan to increase the number of shares authorized for issuance from 1,400,000 shares to 1,700,000 shares; and

•                  225,000 shares of our common stock available for future issuance as of May 24, 2017 under our employee stock purchase plan, which is subject to stockholder approval at our 2017 Annual Meeting.

To the extent that additional shares are issued pursuant to the foregoing, investors purchasing our common stock in this offering will experience further dilution.